UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: July 26, 2005

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 Clay	
Suite 4200	**77002**
Houston, Texas	(Zip code)
(Address of principal executive offices)	

713/651-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EOG RESOURCES, INC.

Item 7.01 Regulation FD Disclosure.

I. Third Quarter and Full Year 2005 Forecast

The forecast items for the third quarter and full year 2005 set forth below for EOG Resources, Inc. (EOG) are based on current available information and expectations as of the date of this document. This forecast replaces and supersedes any previously issued guidance or forecast.

Estimates are provided in the attached table, which is incorporated by reference herein.

II. Forward-Looking Statements

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are not guarantees of performance. Although EOG believes its expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will be achieved. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others: the timing and extent of changes in commodity prices for crude oil, natural gas and related products, foreign currency exchange rates and interest rates; the timing and impact of liquefied natural gas imports and changes in demand or prices for ammonia or methanol; the extent and effect of any hedging activities engaged in by EOG; the extent of EOG's success in discovering, developing, marketing and producing reserves and in acquiring oil and gas properties; the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise; the availability and cost of drilling rigs, experienced drilling crews and tubular steel; the availability, terms and timing of governmental and other permits and rights of way; the availability of pipeline transportation capacity; the extent to which EOG can replicate on its other Barnett Shale acreage outside of Johnson and Parker Counties, Texas, the results of its most recent Barnett Shale wells; whether EOG is successful in its efforts to more densely develop its acreage in the Barnett Shale and other production areas; political developments around the world; acts of war and terrorism and responses to these acts;

2

and financial market conditions. In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements might not occur. EOG undertakes no obligations to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Definitions

$/Bbl	US Dollars per barrel
$/Mcf	US Dollars per thousand cubic feet
$/Mcfe	US Dollars per thousand cubic feet equivalent
$MM	US Dollars in millions
Mbd	Thousand barrels per day
MMcfd	Million cubic feet per day
MMcfed	Million cubic feet equivalent per day
NYMEX	New York Mercantile Exchange
WTI	West Texas Intermediate

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EOG RESOURCES, INC.
(Registrant)

Date: July 26, 2005   By: /s/ TIMOTHY K. DRIGGERS
                                            Timothy K. Driggers
                                            Vice President and Chief Accounting Officer
                                            (Principal Accounting Officer)

	Estimated Ranges (See text for additional information)	3Q 2005			Full Year 2005		
Daily Production							
Natural Gas (MMcfd)							
US		695	-	735	705	-	720
Canada		210	-	235	220	-	240
Trinidad		200	-	235	215	-	235
UK North Sea		40	-	50	35	-	45
Total		1,145	-	1,255	1,175	-	1,240
Crude Oil (Mbd)							
US		20.5	-	22.5	21.5	-	22.6
Canada		2.1	-	2.7	2.4	-	2.7
Trinidad		4.0	-	4.6	4.1	-	4.5
Total		26.6	-	29.8	28.0	-	29.8
Natural Gas Liquids (Mbd)							
US		5.5	-	7.5	5.8	-	6.9
Canada		0.8	-	1.2	1.0	-	1.2
Total		6.3	-	8.7	6.8	-	8.1
Natural Gas Equivalent Volumes (MMcfed)							
US		851	-	915	869	-	897
Canada		227	-	258	240	-	263
Trinidad		224	-	263	240	-	262
UK North Sea		40	-	50	35	-	45
Total		1,342	-	1,486	1,384	-	1,467
Operating Costs							
Unit Costs ($/Mcfe)							
Lease and Well including Transportation		$0.65	-	$0.70	$0.65	-	$0.70
Depreciation, Depletion and Amortization		$1.20	-	$1.27	$1.20	-	$1.26
Expenses ($MM)							
Exploration, Dry Hole and Impairment		45.0	-	65.0	240.0	-	275.0
General and Administrative		28.0	-	34.0	115.0	-	130.0
Capitalized Interest		3.0	-	4.0	13.0	-	15.0
Net Interest		12.0	-	15.0	50.0	-	58.0
Taxes Other Than Income (% of Revenue)		5.5%	-	6.5%	5.2%	-	5.8%
Income Taxes							
Effective Rate		32%	-	36%	33%	-	37%
Deferred Ratio		35%	-	50%	35%	-	50%
Preferred Dividends ($MM)		1.6	-	2.0	7.0	-	7.8
Capital Expenditures excluding Acquisitions ($MM) - FY 2005					Approximately		1,700
Pricing							
Natural Gas ($/Mcf)							
Differentials (include the effect of physical contracts)							
United States - below NYMEX Henry Hub		$0.10	-	$0.40	$0.15	-	$0.35
Canada - below NYMEX Henry Hub		$1.00	-	$1.50	$0.75	-	$1.25
Realizations							
Trinidad		$1.50	-	$2.00	$1.55	-	$2.50
UK North Sea		$5.00	-	$7.00	$5.50	-	$8.00
Crude Oil ($/Bbl)							
Differentials							
US - below WTI		$1.25	-	$2.25	$1.25	-	$2.25
Canada - below WTI		$4.25	-	$6.25	$4.25	-	$6.25
Trinidad - below WTI		$4.50	-	$7.50	$3.00	-	$5.00